May 6, 2005



Mr. Jim B. Rosenberg Mail Stop 3-09
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:      GeneThera, Inc.
         Comment Letter
         File No. 000-27237


Dear Mr. Rosenberg,

Thank you for the comment letter sent by your department on April 25, 2005. Following are Genethera's responses to your comments. For your convenience, each of the Staff's comments has been reprinted in bold below. As discussed with Dana Hartz on May 6, 2005, where a comment requires changes to our Form 10-KSB we have provided the proposed language changes marked against the current Form 10K-SB disclosure. Following the Staff's review of this response letter, we will file an amendment to our Form 10-KSB containing the disclosures provided with this letter.

Independent Auditors' Report

1. Please revise paragraph one of the auditors' report to reference the consolidated statements of operations stockholders equity (deficit) and comprehensive loss and cash flows periods that were audited. In addition, the third paragraph of the auditors' report should also reference the period from inception through December 31, 2004.

     The Company intends to update paragraph one and paragraph three of the auditors' report to the following in its amendment to its Form 10-KSB (for your convenience, the changes are in bold and underlined)

We have audited the accompanying consolidated balance sheets of GeneThera, Inc. (a development stage company) and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficit), comprehensive loss, and cash flows for the period from October 5, 1998 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GeneThera, Inc. and Subsidiaries from October 5, 1998 (inception) to December 31, 2004 and 2003, and the consolidated results of its operations, and its cash flows for each of the years in the period from October 5, 1998 (inception) ending December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Consolidated Statement of Operations

         2. In accordance with paragraph 13 of SFAS 2, please disclose the total research and development costs charged to expense in each period for


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

         which an income statement is presented. In addition, please disclose your accounting policy for research and development expenditures. Please include the type of costs included in R&D costs.


     In response to your comment, the Company intends to include a Note 15 to its financial statements as set forth below in its amendment to its Form 10-KSB.

NOTE 15     RESEARCH AND DEVELOPMENT COSTS

All research and development costs are charged to expense when incurred. The following table illustrates the types of expenses imbedded in the financial statements as costs related to laboratory research, formulation, design and testing of products and processes as related to the business plan.


                   2004         2003     From Inception
              -----------------------------------------

Consulting      $1,072,928   $  486,200   $1,840,712
Salaries           266,466      211,174    1,001,410
Lease expense       50,703       51,135      325,988
Depreciation        66,551       54,497      200,193
Lab expenses        23,264       58,600      201,346
                    --------------------  ----------

Totals          $1,479,912   $  851,606   $3,569,649



Consolidated Statements of Operations

         3. We note significant beneficial conversion expense for which there is no disclosure in the notes to the financial statements. Please tell us and disclose your accounting policy in regards to your instruments with beneficial conversion features and the significant terms of such instruments.


     In response to your comment, the Company intends to include a Note 16 to its financial statements as set forth below in its amendment to its Form 10-KSB.


NOTE 16     BENEFICIAL CONVERSION EXPENSE

The Company's accounting policy with respect to instruments with beneficial conversion features is as follows:

Convertible notes issued to investors in response to public and private placement offerings made in 2002, 2003, and 2004 were convertible at inception with fixed dollar conversion terms. The beneficial conversion feature is calculated at its intrinsic value (that is, the difference between the conversion price and the fair value of the common stock at the time of issuance of the debt into which the debt is convertible) at the commitment date. A portion of the proceeds from issuance of the convertible debt, equal to the intrinsic value, is then allocated to additional paid-in capital. Because the debt is convertible at the date of issuance, the debt discount is charged to interest expense at the date of issuance.

Beneficial conversion expense was $1,301,373 and $319,221 for the periods ended December 31, 2004 and 2003, respectively.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)


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

         4. Please tell us why accumulated deficit is increased by $1,116,054 in the recapitalization on February 25, 2002 transaction and by $11,587,500 in the 2004 shares issued to founder for recapitalization transaction. Please cite the authoritative literature you used to support your accounting treatment.


The recapitalization of February 25, 2002 takes into account a 2:1 forward stock split, which occurred on February 25, 2002 of the 348,588 shares then existing in GeneThera, Inc., f/k/a Hand Brand Distribution. Inc., at the time of the agreement to acquire GeneThera, Inc. (Colorado). The increase in accumulated deficit of $1,116,054 is made up of the 697,176 shares outstanding times the price on the date of issue of $1.44 minus the common stock portion of $697 plus the book value deficiency of $(114,654) with respect to the assets of GeneThera, Inc. (Colorado) at the time of acquisition. Note 10 to the Consolidated Financial Statements reviews our treatment of this transaction.

The increase in accumulated deficit of $11,587,500 in June 2004 was for shares issued to founder on June 8, 2004 for the recapitalization transaction of February 2002. The original issuance of shares surrounding the original acquisition and subsequent new acquisition agreement in 2003 was never done. At the time we issued the shares, we increased the accumulated deficit by the amount equal to 7,725,000 shares times the price on the date of issuance of $1.50.




Note 1. Summary of Significant Accounting Policies

Organization and nature of Operations, page 11

         5. It appears that your acquisition of VDx was material. Please tell us and amend your filing to include the disclosure required by paragraph 51,52,54 and 55 of SFAS 141, as applicable. Please provide us with your significance analysis to determine if an Item 2.01 Form 8-K should be furnished with audited financial statements of the business acquired and related pro forma financial information. Refer to Item 310 section
         (c) and section (d) of Regulation S-B.

     In response to your comment, the Company intends to include a Note 17 to its financial statements as set forth below in its amendment to its Form 10-KSB.

NOTE 17    ACQUISITION OF VDx, INC.

On September 20, 2004 the Company acquired 100% of the voting equity interests of VDx, Inc. (VDx). The income and expenses for VDx from the period September 20, 2004 through December 31, 2004 are included in the consolidated statements of operations. VDx is a corporation organized under the laws of the state of Wisconsin and is a manufacturer and distributor of veterinary diagnostic equipment and tests. VDx currently markets and sells specialized tests for bovine IgG, NEFA for the dairy industry, and Equine IgG. VDx has already made a significant impact within the dairy cattle industry with their NEFA test and nutritional supplement program to maximize output for the dairy farmer. The NEFA test offers farmers the ability to test the health and nutrition of their cattle before giving birth and also test the health of the new calves once born. Future milk output from dairy cattle is directly affected by the nutrition just prior to calving. By acquiring VDx, the Company was granted an exclusive license for the above named tests, which will enable the Company to generate revenues and increase its penetration into the dairy cattle industry in order to market it's future Johne's test and vaccine.

The purchase price of VDx was $338,282 for which the Company issued 375,000 shares of common stock valued at $326,250 based on the closing price of the shares on the date of acquisition.


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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

         Cash                        $1,000          Accounts payable                  $15,683
         Accounts receivable          4,445          Loan payable                        3,994
         Security deposit             2,200          Capital stock and
                                      -----
                                                     Accumulated deficit               (12,032)
                                                                                       -------

         Total assets                $7,645          Total liabilities & equity         $7,645
                                     ------                                             ------

The exclusive licensing agreement was assigned a value of $326,250, based on the purchase price of VDx less the net liabilities assumed by the Company. The Company is in the process of evaluating the future benefits and cash flows of the licensing agreement through field-testing and other methods.

The Company agreed to pay the salaries of two employees of VDx for services rendered in pursuit of revenues generated under the licensing agreement. Either the Company or the employees may terminate the employment agreements after ninety days upon receipt of written notice by either party. In addition, the Company signed a non-cancelable three-year lease agreement for office, warehouse, furniture, and storage facilities in Wisconsin. The minimum future lease payments of these facilities have been included in the Company's total future operating lease payments in Note 3.

         For the period of September 20, 2004 through December 31, 2004, VDx generated gross revenues of approximately $25,500. The costs of goods sold were approximately $13,500, and general and administrative costs were approximately $83,400, resulting in an overall loss for the period of approximately $71,400.[End of Note 17]

         The analysis supporting our decision not file an Item 2.01 Form 8-K with financial statements based upon the tests set forth in Item 310 section (c) and section (d) is as follows:

         Item 310 paragraph (c) (2) (i): Compare the small business issuer's investments in and advances to the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year. For a proposed business combination to be accounted for as a pooling of interests, also compare the number of common shares exchanged or to be exchanged by the small business issuer to its total common shares outstanding at the date the combination is initiated. Analysis: We had no investment in or advances to the acquiree, $0/$487,150 = 0%
          Item 310 paragraph (c) (2) (ii): Compare the small business issuer's proportionate share of the total assets (after intercompany eliminations) of the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year. Analysis: $19,677/$487,150= 4.04%
         Item 310 paragraph (c) (2) (iii): Compare the small business issuer's equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquiree to such consolidated income of the small business issuer for the most recently completed fiscal year. Analysis: $9,007/$119, 541= 7.53%.

Significance Analysis under Item 310 paragraph (c) (3) (i): If none of the conditions specified in paragraph (c)(2) of this Item exceeds 20%, financial statements are not required.


Note 11. Consolidation and Divestiture of Subsidiaries. Page 25

         6. We noted that you disposed of your wholly owned subsidiary Family Health News, Inc. (FHNI) in 2003. In accordance with paragraphs 41-43 of SFAS 144, it would appear that the results of operations of FHNI should be reported as discontinued operations. In addition, it appears


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

         that the restatement of the consolidated financial statements to include FHNI should have been accounted for as a correction of an error. Refer to APB 20 and APB 9 for the accounting method and required disclosure. Please amend your filing accordingly or tell us why you believe your current accounting is appropriate.

We have reported the results as discontinued operations on the Statement of Operations for 2003.
As a result of the disposition the Company recorded a loss of $113,026. FHNI had net sales of $119,445 and a net loss of $9,039 through September 31, 2003, which is included as a loss from discontinued operations in the consolidated financial statements.

After consultation with the PCAOB, the Company determined that a restatement of the 2003 financial statements would more accurately reflect the financial position of the Company. In addition to the FHNI consolidation and disposal, there were other material adjustments which affected common stock, paid-in capital and accumulated deficit that are described in detail in Note 10, page
23. These include the following:

                                           Shares of       Additional      Accumulated
                                          Common Stock   Paid in Capital     Deficit
                                          ------------    ------------    ------------
As reported December 31, 2003                4,749,976   $  4,300,500    $ (4,798,772)

     Adjustments
         Additional liabilities                      0              0         (26,989)
         Reclassification of supplies                0              0         (33,314)
         Revaluation of fixed assets                 0       (248,024)         11,649
         Related party debt                          0        568,962        (518,962)
         Beneficial conversion features              0        319,221        (319,221)
         Correction of shares converted        (33,498)       (16,915)              0
         Consolidation of FHNI                       0              0         (93,457)
         Disposal of subsidiary                 80,000        191,120        (122,064)
                                          ------------    ------------    ------------

As restated December 31, 2003                4,796,478   $  5,114,864    $ (5,901,130)
                                         ============    ============    ============

The Company feels that classifying the disposal of FHNI as a correction of an error in 2004 would be misleading and not a clear reflection of the facts and circumstances concerning the divestiture.


Exhibit 31.1 and 31.2 to the Form 10K-SB

         7. It appears that your Section 302 certifications are improperly worded. Please refer to Item 601, Certifications of Regulation S-B and SEC release No. 33-8238, Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Please file the correct certifications with your amended 2004 Form 10-KSB.

Acknowledged and will be corrected in the amended 2004 10-KSB as outlined in
Item 601 and No. 33-8238.


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

The company also acknowledges that:

      o The company is responsible for the adequacy and accuracy of the disclosure in the filings;
      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
      o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any further questions or comments regarding this response or our 10K-SB. We appreciate your responsiveness and assistance with our Form 10K-SB.



                                                        Sincerely,

                                                        Steven M. Grubner
                                                        Chief Financial Officer


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